T. Rowe Price OHA Select Private Credit Fund

1 Vanderbilt Avenue, 16th Floor
New York, New York 10017
Tel: (212) 735-5303

July 7, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Delaying Amendment for T. Rowe Price OHA Select Private Credit Fund
Registration Statement on Form N-2
File No. 333-297267

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form N-2 (File No. 333-297267) filed by T. Rowe Price OHA Select Private Credit Fund on July 6, 2026 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

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No fees are required in connection with this filing. If you have any requests or questions related to this filing, please direct any such requests or questions to Nadeea Zakaria of Dechert LLP at (212) 641-5671 or nadeea.zakaria@dechert.com.

Sincerely,

/s/ Grove Stafford

Grove Stafford
Chief Compliance Officer and Secretary
T. Rowe Price OHA Select Private Credit Fund
1 Vanderbilt Avenue, 16th Floor
New York, New York 10017
Tel: (212) 735-5303

Enclosure

cc:	Nadeea Zakaria, Dechert LLP
Richard Horowitz, Dechert LLP